Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2018

Results of operations – Management’s Discussion & Analysis

Three months ended March 31, 2018 versus three months ended March 31, 2017

(Percentage changes are based on the actual amounts shown in the accompanying consolidated financial statements)

Voyage revenues

Voyage revenues earned in the first quarter of 2018 and 2017 per charter category were as follows:

	Three months ended March 31,
	2018		2017
	$ million	% of total	$ million	% of total
Time charter-bareboat	—	—	1.4	1%
Time charter-fixed rate	59.8	48%	48.9	36%
Time charter-variable rate (profit share)	25.9	21%	22.4	16%
Contract of affreightment	11.6	9%	11.6	8%
Voyage charter-spot market	28.4	22%	53.9	39%

Total voyage revenue	125.7	100%	138.2	100%

Voyage revenues from vessels were $125.7 million during the quarter ended March 31, 2018, compared to $138.2 million during the quarter ended March 31, 2017, a decrease of $12.5 million, or 9.1%. The decrease was mostly due to the softening of the market, caused by the oil supply constraint from Middle East OPEC countries and the overcapacity in the global tanker fleet. Having not applied the newly adopted ASC 606 accounting standard, the Company’s voyage revenues would have been $125.1 million for the three-month period ended March 31, 2018.

During the first quarter of 2018, the Company operated on average of 65.0 vessels, while during the first quarter of 2017, the Company operated an average of 59.6 vessels. Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the first quarter of 2018 was 96.1% compared to 97.2% in the first quarter of 2017. The days lost in the first quarter of 2018 relate mostly to the dry-dockings of the suezmax tanker Eurovision, the panamax tankers Maya, Selecao, Socrates and the DP shuttle tanker Brasil 2014. The remaining lost days refer to various repositioning voyages. Lost days in the prior year first quarter were mainly due to scheduled dry-dockings of one aframax, one suezmax and one handysize tanker.

Due to management’s decision to increase the number of vessels’ operating days on secured employment, with a larger part of income based on fixed rates, operating days on pure time-charter without profit-share arrangements increased by 352 days to 2,407 days from 2,055 days, or 17.1% between the first quarter of 2018 and 2017 and the amount of revenue earned increased to $59.8 million in the first quarter of 2018 from $48.9 million in the first quarter of 2017, a 22.2% increase. There was a 29.3% increase in the number of days utilized in time-charter with profit-share arrangements, which totaled 1,732 compared to 1,340 in the first quarter of 2017, contributing to a 15.9% increase in revenue earned in profit-share arrangements, although no profit-share was actually earned in the first quarter of 2018. Securing employment through time charter arrangements, resulted to a decrease in the number of days for vessels employed under spot and contract of affreightments by 18.4% to 1,485 from 1,819 days, contributing to a decrease in revenue to $40 million during the quarter ended March 31, 2018 from $65.5 million during the quarter ended March 31, 2017.

Average daily TCE rates earned for the three-month periods ended March 31, 2018 and March 31, 2017 were as follows:

	Q1 2018	Q1 2017
	$	$
LNG carrier	23,618	23,666
VLCC	23,306	27,549
Suezmax	14,339	26,700
DP2 shuttle	49,565	50,383
Aframax	18,555	20,177
Panamax	15,134	15,931
Handymax	12,063	15,050
Handysize	12,909	12,617

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 84 days lost as a result of calculating revenue on a loading to discharge basis for the first quarter of 2018.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2018	2017
	$’000	$’000
Voyage revenues	125,725	138,242
Less: Voyage Expenses	(27,276)	(30,083)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	—	900

Time charter equivalent revenues	98,449	109,059

Divided by: net earnings (operating) days	5,540	5,214
Average TCE per vessel per day	17,771	20,917

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Three months ended March 31,		% increase/ (decrease)	Three months ended March 31,		% increase/ (decrease)
	2018	2017		2018	2017
	$ million	$ million		$	$
Bunkering expenses	14.5	16.2	(10.2)%	9,772	8,881	10.0%
Port and other expenses	8.4	8.5	(1.3)%	5,659	4,682	20.9%
Commissions	4.4	5.4	(19.4)%	2,936	2,975	(1.3)%

Total voyage expenses	27.3	30.1	(9.3)%	18,367	16,538	11.1%
Days on Spot and Contract of Affreightment (COA) employment				1,485	1,819

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions on revenue are included in voyage expenses and they are borne by the Company for all types of charter. Voyage expenses were $27.3 million during the quarter ended March 31, 2018, compared to $30.1 million during the prior year’s first quarter, a 9.3% decrease. The decrease in voyage expenses in the first quarter of 2018 compared to the first quarter of 2017 is mainly due to the increased number of vessels employed under time charter with fixed or profit share arrangements, resulting to a decrease in volume consumed by 33.6%, partially offset by the increase in the bunker prices by 16.1%. The daily bunkering expenses increased in line with bunker prices by 10.0%, partially counterbalanced by slow steaming voyages and optimized route selection. Port and other expenses decreased by 1.3% between the three-month periods, partly as a result of more vessels entering time-charters. However, daily average port expenses per relevant vessel increased by $977 due to a high number of port calls.

Commissions amounted to $4.4 million, or 3.5% of revenue from vessels, during the quarter ended March 31, 2018, compared to $5.4 million or 3.9% of revenue from vessels, for the quarter ended March 31, 2017. The decrease was due to lower voyage charter revenues, with commission rates remaining at similar levels on average as the prior equivalent period.

Having not applied the ASC 606, the Company’s voyage expenses would have been $27.2 million for the three-month period ended March 31, 2018.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	Q1 2018	Q1 2017	% increase/ (decrease)	Q1 2018	Q1 2017	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	27.9	24.5	13.6%	4,765	4,654	2.4%
Insurances	4.1	3.9	6.1%	706	738	(4.3)%
Repairs and maintenance, and spares	6.6	4.6	42.9%	1,122	871	28.8%
Stores	3.4	2.4	39.5%	581	462	25.7%
Lubricants	1.9	1.7	11.4%	325	324	0.5%
Other (quality and safety, taxes, registration fees, communications)	3.0	3.0	1.9%	513	555	(8.1)%
Foreign currency losses/(gains)	0.6	(0.1)	(736.0)%	114	(20)	(673.4)%

Total operating expenses	47.5	40.0	18.8%	8,126	7,584	7.1%

Earnings capacity days excluding vessel on bareboat charter				5,850	5,274

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees, communication costs and foreign currency gains or losses.

Total operating costs were $47.5 million during the quarter ended March 31, 2018 as compared to $40.0 million during quarter ended March 31, 2017, an increase of 18.8%, whereas earnings capacity days increased by 10.9% as a result of the operation of additional four new vessels in this year’s quarter compared to the prior year quarter, which affected the major operating expense categories.

Average operating expenses per ship per day increased to $8,126 for the quarter ended March 31, 2018 from $7,584 for the quarter ended March 31, 2017, a 7.1% increase. The full operation of shuttle tanker Lisboa, the dry-docking of five vessels compared to three during the prior year’s first quarter and the depreciation of the US dollar against the Euro by 15.4%, contributed to the overall increase of the average daily operating expenses by $542 for the first quarter ended March 31, 2018 as compared to the prior year’s first quarter.

Depreciation and amortization of deferred charges

Depreciation and amortization of deferred charges was $35.8 million and $32.3 million during the quarter ended March 31, 2018 and 2017, respectively. The increase of $3.5 million was primarily due to the increase of the size of the fleet.

Depreciation increased by $3.1 million to $33.8 million due to the addition of four vessels to the fleet, partially offset by the vessel Millennium, which was classified as Held for Sale and did not incur depreciation expense since December 31, 2017. Two vessels which remained as held for sale during the first quarter of 2017 were sold through a sale and leaseback transaction during the fourth quarter of 2017 and bore no depreciation in those quarters and in the intervening period.

During the quarter ended March 31, 2018, amortization of deferred dry-docking charges was $2.0 million compared to $1.7 million in the prior year’s first quarter. As deferred dry-docking charges are amortized on a straight-line basis, generally over a five-year period to the next dry-docking, for the most part the total amortization for the respective quarters relates to the same quarterly amortization charges for the same vessels. The increase in the first quarter of 2018 relates primarily to the amortization of deferred charges arising from the increased number and cost of vessels that underwent dry-docking in recent years.

Impairment

In the first quarter of 2018, vessel values continued to decline as world vessel capacity grew and freight rates softened, resulting in a large part of the fleet having carrying values in excess of market values. However, the fleet is relatively young, with an average age of 8.0 years as of March 31, 2018 and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values as at March 31, 2018. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at March 31, 2018 and 2017.

General and administrative expenses

General and administrative (“G&A”) expenses include vessel management fees, office administrative expenses, stock compensation expense and management incentive awards. G&A amounted to $6.8 million in the first quarter of 2018, compared to $6.1 million in the prior year first quarter, an increase of 11.8%, primarily due to the increase in the size of the fleet which resulted in an increase in total management fees.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $5.5 million during the quarter ended March 31, 2018, a 9.8% increase over the quarter ended March 31, 2017, which is in line with the addition of the four vessels to the fleet, as mentioned above. The management fee per vessel may be increased annually if certain criteria defined in the management agreement are met. The management fee to Tsakos Energy Management has not been increased since the beginning of 2012.

In the first quarter of 2018, all the vessels in the fleet were technically managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses, Millennium and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by a third-party manager. Monthly management fees for operating conventional vessels are $27,500 per month. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers are $36,877, of which $10,000 are payable to the management company and $26,877 to the third-party manager. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess, Millennium, Hercules I and Ulysses are $27,500 per month, of which $14,503 are payable to a third-party manager. Management fees for the DP2 shuttle tankers are $35,000 per month.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $1.3 million during the quarter ended March 31, 2018 compared to $1.1 million during the previous year’s first quarter.

No incentive award was made to the management in the first quarters of 2018 and 2017, nor was there any stock compensation expense during these two quarters.

Office administrative expenses plus the management fees and any management incentive award and stock compensation expense, represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,168 for the first quarter of 2018, compared to $1,139 in the first quarter of 2017.

Operating income

Income from vessel operations was $5.6 million during the first quarter of 2018 compared to $29.7 million during the first quarter of 2017, the fall being mainly due lower freight rates as a result of a softer spot market.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended March 31,
	2018	2017
	$ million	$ million
Interest on loans	16.3	13.4
Interest rate swaps cash settlements	0.5	0.7

Total interest	16.8	14.1
Less: Interest capitalized	—	(0.2)

Interest expense, net	16.8	13.9
Receipts from swaps termination	—	(3.7)
Bunker hedging instruments cash settlements	(1.4)	(0.4)
Change in fair value of non-hedging bunker instruments	1.8	1.3
Other finance costs	0.7	0.8

Net total	17.9	11.9

Interest and finance costs, net, were $17.9 million for the first quarter of 2018 compared to $11.9 million for the quarter ended March 31, 2017, an increase of 51.2%. Loan interest, excluding payment of swap interest, increased by 21.4%, to $16.3 million from $13.4 million in the first quarter of 2017 due to the increase in the average loan interest rate from 2.99% to 3.76%, a 25.6% increase.

Interest paid on swaps amounted to $0.5 million compared to $0.7 million in the first quarter of 2017, due to increased LIBOR. The average all-in loan finance cost in the first quarter of 2018, taking account of net swap interest paid, increased to 3.9% from 3.3% in the previous year’s first quarter.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the first quarter of 2018, the Company incurred no capitalized interest since its newbuilding program completed in the fourth quarter of 2017, compared to $0.2 million based on installments made on four vessels under construction during the first quarter of 2017.

During the first quarter of 2017, the Company entered into an early termination of four of its hedging interest rate swap agreements. Total cash received from those terminations amounted to $3.7 million.

During the first quarter of 2018, the Company held one call option agreement. During the first quarter of 2017, the Company held six bunker call option agreements and earned a net premium of $0.1 million.

The change in fair value of the bunker call option during the first quarter of 2018 amounted to $0.03 million positive compared to $0.6 million negative in the respective prior year quarter for the six bunker call options.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In the first quarter of 2018 and 2017, the changes in fair values amounted to $0.7 million negative and $1.0 million negative, respectively and have been included in “Change in fair value of non-hedging bunker instruments” in the above table.

In the first quarter of 2018, the Company had seven bunker swap agreements. The change in their fair values amounted to $1.1 million (negative) and have been included in “Change in fair value of non-hedging bunker instruments” in the above table. During the first quarter of 2017, the Company entered into three bunker swap agreements and the change in fair value of $0.2 million (positive) has been included in fair value of non-hedging bunker instruments in the table above.

Amortization of loan expenses was $0.7 million in the first quarter of 2018 compared to $0.8 million in the first quarter of 2017.

Interest income

Total income derived from bank deposits was $0.3 million during the first quarter of 2018 compared to $0.1 million for the quarter ended March 31, 2017, mostly due to higher interest rates.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. There was a loss attributable to the non-controlling interest of $0.5 million during the quarter ended March 31, 2018 compared to an income of $0.4 million for prior year’s first quarter, mainly due to the scheduled special survey of Maya within the first quarter of 2018.

Net Income

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2018 was $11.9 million, or $0.21 loss per share basic and diluted, taking into account the cumulative dividend of $6.6 million on our Series B , Series C , Series D and Series E preferred shares, versus a net income of $17.5 million, or $0.16 earnings per share basic and diluted, for the quarter ended March 31, 2017, taking into account the cumulative dividend of $4.0 million on our Series B, Series C and Series D preferred shares. The weighted average number of common shares (basic and diluted) during the first quarter of 2018 was 86,324,241 compared to 83,966,533 during the first quarter of 2017.

Liquidity and capital resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel acquisitions will require us to expend cash in the rest of 2018 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2018, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through March 31, 2018, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) at March 31, 2018 and December 31, 2017 amounted to $173.3 million and $50.5 million negative, respectively. The deficit is mainly attributed to lower cash balances, loan facilities which are reaching maturity from April 2018 through February 2019 amounting to $126.3 million and the loan prepayment of $10.2 million of the Millennium, sold in April 2018.

Current assets decreased to $274.0 million at March 31, 2018 from $304.4 million at December 31, 2017, mainly due to decreased cash and cash equivalents during the quarter. Current liabilities increased to $424.3 million at March 31, 2018 from $338.9 million at December 31, 2017, mainly due to increased current portion of debt.

Net cash provided by operating activities was $24.6 million in the quarter ended March 31, 2018 compared to $54.5 million in the previous year’s first quarter.

Net cash used in investing activities was $0.4 million for the quarter ended March 31, 2018, compared to $146.6 million for the quarter ended March 31, 2017. In October 2017, the Company took delivery of the aframax newbuilding Bergen TS, bringing to completion the newbuilding program of 15 vessels.

Net cash used in financing activities was $48.5 million in the quarter ended March 31, 2018, compared to $54.5 million provided by financing activities during the first quarter of 2017. In the first quarter of 2018, debt repayments amounted to $41.9 million compared to $44.0 million in the prior year quarter. In the first quarter of 2017, we drew down $100.2 million for the financing of the aframax tanker Marathon TS, the VLCC tanker Hercules I and the DP2 shuttle tanker Lisboa.

Total debt outstanding decreased to $1,721.2 million as of March 31, 2018 from $1,763.1 million at the beginning of the quarter. The debt to capital (equity plus debt) ratio was 53.7% at March 31, 2018 (or 51.0% on a net of cash basis). In the first quarter of 2018, the Company entered into four new swap agreements to hedge its exposure to the interest rate fluctuations associated with its debt. Interest rate swaps coverage, plus fixed interest loans coverage, on outstanding loans was approximately 25% at the end of the first quarter of 2018.

During the quarter ended March 31, 2018, a total of $0.2 million has been raised, with the sale of 81,851 common shares, compared to $2.2 million with the sale of 550,000 common shares in the prior year quarter.

On January 30, 2018, the Company paid dividends of $0.50 per share or $1.0 million on its 8.00% Series B Preferred Shares and on the same date, the Company paid dividends of $0.5547 per share each or $1.1 million on its 8.875% Series C Preferred Shares. A dividend of $0.50 per share for the 8.00% Series B Preferred Shares, and a dividend of $0.5547 per share for the 8.875% Series C Preferred Shares, totaling $2.1 million in aggregate, were paid on January 30, 2017.

On February 28, 2018, the Company paid dividends of $0.5469 per share or $1.9 million on its 8.75% Series D Preferred Shares and on the same date, the Company paid dividends of $0.5781 per share each or $2.7 million on its 9.25% Series E Preferred Shares. On February 28, 2017 the Company paid dividends of $0.5469 per share or $1.9 million in total, for its 8.75% Series D Preferred Shares.

On March 12, 2018, the Company declared a dividend of $0.05 per common share payable on May 10, 2018 to stockholders of record as of May 3, 2018. On March 17, 2017, the Company declared a dividend of $0.05 per common share payable April 28, 2017 to stockholders of record as of April 25, 2017. The payment and the amount of dividends are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at March 31, 2018 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis.

As at March 31, 2018, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-two loan agreements totaling $1.72 billion, apart from the value-to-loan requirement in eight of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity and a soft tanker market. One of these loans has been refinanced on February 15, 2018 and met the requirements on that date. Two more are expected to comply before the end of 2018, after scheduled repayments, and one loan will mature in early 2019. The total shortfall on the other four loans is relatively small. An amount of $2.1 million has been reclassified from long-term debt to current liabilities as at March 31, 2018, in relation to these loans. We do not expect to pay down the Company’s loans in 2018 beyond the amounts that we have already classified as current liabilities.

Interest is usually payable at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 25% of the outstanding debt as of March 31, 2018. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Board of Directors

On May 25, 2018, Mr. Denis Petropoulos, executive director and president of Braemar Shipping Services, was appointed to the Company’s Board of Directors, increasing the size of the Board of Directors to nine members.